EXHIBIT 99.1

PRESS RELEASE

Banro Intersects High Grade Gold Mineralization Including 39.60 metres Grading 21.48 g/t Au and 6.00 metres Grading
16.13 g/t Au in Exploration and Feasibility
Drilling at its Namoya Gold Project

- Other drill intersections include 17.60 metres grading 3.27 g/t Au, 14.00 metres grading 3.65 g/t Au,
14.00 metres grading 2.78 g/t Au and 25.20 metres grading 2.93g/t Au.

Toronto, Canada –   July 15, 2013 - Banro Corporation ("Banro" or the "Company") (NYSE MKT- "BAA"; TSX - "BAA") is pleased to announce further results from the Company's exploration and feasibility infill core drilling program conducted in the last quarter of 2012 at its wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Assay results for the following additional 18 core holes drilled at Namoya have been received since the previous drilling update in November 2012. (See Banro press release dated November 15, 2012).

Highlights include:

●	Hole NDD344 intersected 39.60 metres grading 21.48 g/t Au from 24.00 metres
●	Hole NDD342 intersected 6.00 metres grading 16.13 g/t Au from 374.00 metres
●	Hole NDD346 intersected 17.60 metres grading 3.27 g/t Au from 22.80 metres
●	Hole NDD338 intersected 14.00 metres grading 3.65 g/t Au from 47.00 metres
●	Hole NDD343 intersected 25.20 metres grading 2.93 g/t Au from 18.00 metres

This drilling program was undertaken at Namoya with the objective of adding new Inferred Mineral Resources and upgrading the previously Inferred Mineral Resources into the Measured and Indicated categories, so that open pit ore reserves can be determined as part of the feasibility study, which is due to be completed during the third quarter of 2013.

 “While our primary focus remains the development of the Namoya mine, these positive exploration results demonstrate the continued upside potential at Namoya,” commented CEO John Clarke. “In particular, we are excited by the high grade intercepts at Filon B and Namoya Summit prospects where the mineralization remains open along strike and at depth.”

Table 1 outlines Namoya’s current mineral resources (See Banro’s press release dated January, 31, 2013) which were determined using assay results from 295 drill holes totaling 43,502 metres together with extensive sampling of old mine adits - along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main deposits of Mwendamboko, Muviringu, Kakula, Namoya Summit and Filon B (see the Company's press release dated November 15, 2012).

Table 1 – Namoya Mineral Resources

Category	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Measured	24.58	1.96	1.55
Indicated	6.36	1.52	0.31
Measured & Indicated	30.94	1.87	1.86
Inferred	6.64	1.59	0.34

Eight of the holes reported in this release were drilled on the Filon B prospect targeting the shallow mineralized veins as well as the interpreted plunging shoots. Five holes were drilled on the Namoya Summit targeting shallow sub-parallel veins on the southwestern side of Namoya Summit and quartz vein extensions to the northwest. Two holes were drilled on the Kangurube prospect to test the northwestern strike continuity of the Kangurube ore body. Two holes were also drilled at Namoya Summit to test the depth continuity of the Namoya Summit ore body. Finally, one hole was drilled at Kakula to test the continuity at depth of the east-west mineralized structures that were interpreted from surface geological mapping.

Figures 1-5 at the end of this press release illustrate a locality plan and drill hole sections through Namoya Summit and Filon B. These figures may also be found on the Company's web site at www.banro.com.

Results (with uncut Au assay values) from the core holes are tabulated in Table 2

Table 2 – Namoya drill results

HOLE	EASTERN (UTM)	NORTHING (UTM)	AZIMUTH (*)	DIP (*)	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)

NDD308	561626.69	9557200.17	270.00	-55	35.45	40.46	5.01	4.26
					Including:
					35.45	36.43	0.98	14.10
					67.00	69.00	2.00	1.13
					80.35	81.05	0.70	0.73
					83.00	84.00	1.00	2.04
					89.00	90.00	1.00	0.81
NDD335	563654.43	9556172.36	225.00	-60	21.00	22.00	1.00	0.68
NDD336	563662.87	9556216.64	205.00	-50	0.00	10.00	10.00	1.98
					Including:
					1.00	2.00	1.00	4.65
					3.00	4.00	1.00	6.82
					20.00	21.35	1.35	0.91

NDD337	561843.16	9556424.23	225.00	-65	0.00	65.20	65.20	No significant intersection
NDD338	561885.77	9556392.85	180.00	-78	42.00	44.50	2.50	7.67
					Including:
					42.95	43.75	0.80	22.80
					47.00	61.00	14.00	3.65
					Including:
					55.00	56.00	1.00	10.90
NDD339	561848.33	9556391.55	180.00	-60	6.00	9.45	3.45	4.72
					Including:
					6.00	7.00	1.00	11.40
NDD339B	561848.33	9556391.55	180.00	-60	119.00	121.90	2.90	2.06
					125.00	127.00	2.00	0.96
					136.00	150.00	14.00	2.78
					Including:
					139.30	140.00	0.70	30.10
NDD340	561947.49	9556399.77	180.00	-68	145.00	145.45	0.45	67.10
					153.00	154.00	1.00	1.60
					159.15	161.10	1.95	2.95
					178.00	180.40	2.40	0.91
					184.00	185.00	1.00	1.03
					186.50	188.00	1.50	0.66
NDD341B	561823.46	9556400.90	180.00	-60	0.00	2.00	2.00	2.25
					114.00	115.00	1.00	0.73
NDD341C	561823.46	9556400.90	180.00	-57.7	64.45	110.15	45.70	No significant intersection
NDD342	562112.00	9556609.00	237.00	-77	10.60	11.25	0.65	0.69
					20.00	21.00	1.00	0.65
					38.17	41.67	3.50	1.74
					43.00	44.00	1.00	3.20
					45.00	47.20	2.20	1.01
					54.00	54.55	0.55	0.61
					94.15	94.50	0.35	0.56
					264.73	265.50	0.77	0.60
					301.00	302.00	1.00	0.61
					340.82	351.80	10.98	1.32
					Including:
					346.58	347.58	1.00	4.95
					354.00	355.54	1.54	10.24
					Including:
					355.00	355.54	0.54	18.60
					357.37	358.00	0.63	15.50
					361.00	362.58	1.58	5.33
					363.15	373.00	9.85	1.50
					374.00	380.00	6.00	16.13
					Including:
					276.00	277.90	1.90	22.96
					382.20	383.90	1.70	5.61
					390.39	392.00	1.61	17.15

NDD342A	562112.00	9556609.00	237.00	-76	186.00	266.28	80.28	No significant intersection
NDD343	561805.79	9556462.21	225.00	-60	18.00	43.20	25.20	2.93
					Including:
					18.80	20.00	1.20	24.70
NDD344	561805.79	9556462.21	225.00	-85	24.00	63.60	39.60	21.48
					Including:
					41.75	43.00	1.25	15.30
					48.12	48.58	0.46	8.21
					51.90	52.40	0.50	1460.00
					53.00	53.85	0.85	7.85
NDD345	561733.91	9556664.92	225.00	-50	24.00	26.00	2.00	0.95
					29.00	30.00	1.00	0.52
NDD346	561807.19	9556462.67	180.00	-60	22.80	40.40	17.60	3.27
					Including:
					34.00	35.00	1.00	15.70
					36.55	37.12	0.57	12.40
					41.48	42.30	0.82	3.35
					49.00	50.00	1.00	0.90
NDD347	561844.89	9556424.46	180.00	-85	16.37	19.00	2.63	4.12
					40.00	41.35	1.35	0.76
NDD348	561775.92	9556651.79	225.00	-60	0.00	8.00	8.00	1.46
					Including:
					3.74	4.25	0.51	4.04
					6.00	7.00	1.00	3.70
					12.90	15.43	2.53	4.40
					Including:
					12.90	13.90	1.00	7.83
					31.20	34.85	3.65	3.17
					43.85	45.00	1.15	1.78
					47.90	49.65	1.75	1.09
NDD349	561871.27	9556404.44	180.00	-65	0.00	86.05	86.05	No significant intersection
NDD350	561885.50	9556435.00	180.00	-75	0.00	80.90	80.90	No significant intersection

Core holes were inclined at between minus 50 and 85 degrees and averaged 101.57 metres in depth with a maximum down hole depth of 402.80 metres. Core recovery for these holes averaged 83.9% within the mineralized zones. It is estimated that the true widths of the mineralized zones are approximately 80% of the intersected widths in the holes.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analyzed for gold by fire assay using a 50g charge. As part of the Company's QA/QC procedures, internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah, who is a Chartered Professional Member of The Australasian Institute of Mining and Metallurgy (Aus.I.M.M), the Company's Vice President, Head of Operations and a "qualified person" (as such term is defined in National Instrument 43-101).

Personnel & Corporate Update
The Company continues to change and augment its operations teams at both Twangiza and Namoya, incorporating qualified exploration personnel into current openings in operations and transferring personnel from Twangiza to Namoya where operations expertise is required. This serves to curtail external hiring, helps to manage headcount for cost-containment measures and allows the Company to retain qualified personnel who have grown in their careers with Banro.

At the corporate level, in accordance with the terms of the Company’s majority voting policy for the election of directors, the board of directors of the Company has determined to not accept the resignation of two directors, Arnold Kondrat and Richard Lachcik.  Messrs. Kondrat and Lachcik were duly elected as directors of the Company at the annual shareholders’ meeting held last month but, under the majority voting policy, as a result of receiving more than 50% of votes withheld at the said shareholders’ meeting, were required to submit their resignations as directors to the board effective only on such resignations being accepted by the board.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, mineral resource estimates, potential mineral resources and the Company's exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration results will not be consistent with the Company’s expectations; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Figure 1 – Namoya Summit - Filon B Mineralized Zone

N
4m@18.91g/t from 0m
5m@1.33g/t from 5m
FBT29
FBT34
7m@1.37g/t from 4.5m
FBT30
FBCH5
10m@0.66g/t from 0m
NDD343
NDD344
NDD346
3.75m@1.05g/t from 6.35m
6m@2.15g/t from 0m
3m@2.54g/t from 0m
FBCH6
FBT31
FBT27
FBCH13
NDD332
8m@2.28g/t from 0m
FBCH12
FBCH11
8m@4.2g/t from 0m
NDD350
NDD349
NDD328
NDD338
NDD327
NDD327A
NDD326
NDD326A
NDD292
NDD340
NDD324
NDD324A
8m@3.90g/t from 0m
9m@5.69g/t from 0m
17m@6.90g/t from 0m
FBCH2
FBCH1
FBCH3
6m@6.57g/t from 0m
4.80m@0.34g/t
2m@0.32g/t
FBCH4
FBT1
NDD344
39.6m@21.48g/t
Visible gold
LEGEND
Strike & Dip right of schistosity
Strike & Dip right of Quartz vein
Mineralized Zone
Artisanal Workings with Grid
Trench and Channel intersection
Drill hole trace
Drill hole reported in this release
NAMOYA MINING SARL
NAMOYA SUMMIT_FILON B
PROSPECTS
MINERALIZATION ZONE
meter

Figure 2 – Filon B Prospect Section along NDD328 – NDD338

Figure 3 – Namoya Summit - Filon B Section along NDD343 – NDD344

Figure 4 – Namoya Summit - Filon B Section along NDD 346

Figure 5 – Namoya Summit Section along NDD 342

SW
NE
NDD235
NDD035
NDD046
NDD177
NDD178
NDD180
NDD105
NDD110
NDD111
NDD342
N7-N
NDD039
17m@4.52g/t
11.76m@6.44g/t
0.50m@2.03g/t
3.05m@1.91g/t
7.75m@1.79g/t
1.12m@4.37g/t
9.60m@1.25g/t
0.77m@1.77g/t
2.08m@2.01g/t
11.25m@0.57g/t
3.70m@0.77g/t
6.95m@1.06g/t
1m@1.20g/t
2.55m@3.29g/t
1.92m@1.30g/t
0.50m@1.80g/t
0.70m@8.06g/t
14.50m@4.12g/t
3.90m@17.05g/t
0.67m@42.50g/t
3.50m@0.61g/t
5.92m@1.99g/t
5.00m@3.42g/t
15.88m@19.03g/t
22.20m@1.16g/t
5.33m@0.72g/t
0.47m@1.85g/t
10.94m@2.81g/t
7.60m@5.55g/t
1.00m@17.60g/t
23.85m@5.07g/t
2.00m@0.87g/t
33.62m@2.26g/t
065m@069g/t
1.00m@0.65g/t
3.50m@1.74g/t
1.00m@3.20g/t
2.20m@1.00g/t
0.55m@0.61g/t
Base of complete oxydation
0.35m@0.56g/t
Top of fresh rock
Wedged at 186m
0.77m@0.60g/t
51.18m@3.91g/t
402.80m
1000 mRL
900 mRL
800 mRL
700 mRL
600 mRL
500 mRL
9566500
562000
LEGEND
Mineralized zone
Dolerite
Quartz porphyry
Silicified schist
Sericite schist
Greenish sericite schist
Graphite schist
Pit out line
Adit trace
NDD342
Drill hole reported in this release
NAMOYA MINING SARL
NAMOYA SUMMIT PROSPECT SECTION
metres

C:\BANRO GIS\GIS FILES 2013\NAMOYA 2013\July 2013\NaeNS005_Namoya Summit_Section